Filed by Empire State Realty Trust Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Empire State Realty Trust Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

The following letters were mailed to participants in Empire State Building Associates L.L.C., 60 East 42nd Street Associates L.L.C. and 250 West 57th Street Associates L.L.C., respectively, on July 2, 2012:

July 2, 2012

To Participants in Empire State Building Associates L.L.C.

Dear Fellow Participants:

Since we embarked on a path toward the proposed consolidation of properties and initial public offering (“IPO”), we have heard widespread concern from investors that they could owe taxes and might have to sell a portion of their interests to pay their taxes based on the original structure developed by our experts. Over the past several months, however, we have been working diligently with our legal, tax, and capital markets advisors to see if there might an innovative approach to address this investor concern. We have pressed to find a practical tax deferral option that could be offered to investors in an SEC-registered public entity like Empire State Building Associates.

We are pleased to inform you that we have developed a new structure that would give you the option to defer any tax that could be triggered by the proposed consolidation. The new structure is unique, never used before, and was conceived by the Malkin Holdings team and made possible through the work of our third-party legal and investment advisors. We are able to announce it now after having discussed the structure with both the New York Stock Exchange and NASDAQ, which has given us confidence that we will be able to implement the structure.

We are now filing this structure in full detail with the SEC. But we wanted to let you know as soon as we could that we have developed a plan that will enable you to receive the exact same tax treatment that private entity investors and the Malkin family would receive for their interests. Under this structure, you will have the option to elect either (a) currently taxable Class A Shares or (b) tax-deferred operating partnership units (“OP Units”). If you elect OP Units, as with the private investors and the Malkin family, you may also choose to elect a portion in Class B Shares which provide voting rights in the REIT with minimal tax effect.

Operating Partnership Units

OP Units would not be taxable at the time of the consolidation. Instead, as described in more detail in the new draft Form S-4, taxes would be payable on any gain only at the time of a future capital transaction such as your sale or exchange of the OP Units or a sale involving Associates’ property.

Each OP Unit will receive the same quarterly cash dividend as a Class A Share. OP Units issued to investors in the public entities - Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C.

and 250 West 57th St. Associates L.L.C. – will also be listed on a national securities exchange.1 However, OP Units do not have a vote in the REIT, and there is no guarantee they would trade at the same price as Class A Shares. To protect against dissimilar pricing, holders of OP Units who want to sell may exchange their OP Units for an equal number of Class A Shares or equivalent cash at any time starting a year after the consolidation.

In order to achieve the listing of the OP Units, there will be a small percentage of each series of OP Units which may be sold by investors at the time of the offering. While receiving OP Units entitles investors to tax deferral, if you choose to sell any OP Unit, that would be a taxable event. Our next filing of the Form S-4 with the SEC will explain this option in more detail.

Class B Shares

Because OP Units do not provide direct voting rights in the REIT, our new structure also permits you to have voting rights in the same way as was offered to the private entity investors and the Malkin family - by electing to receive one Class B Share for every 50 OP Units you would otherwise receive (thereby holding one Class B Share and 49 OP Units). These Class B Shares carry the same voting rights as 50 Class A Shares, meaning you would have the same voting rights as if you elected all Class A Shares.

Although Class B Shares are taxable, because you will receive one out of every 50 OP Units you would otherwise receive, you will only be taxed for 2% of your total consideration if you elect this option. However, if you prefer 100% tax deferral, you may elect to receive only OP Units.

In summary, if you elect Class B Shares, you will receive to the extent of your holdings:

•	One Class B Share

•	49 OP Units

•	The same economic and voting rights as if you had elected 100% taxable Class A Shares

•	Tax deferral on 98% of your investment

•	The same dividend as an OP Unit

•	The ability to redeem your Class B Shares and OP Units for Class A Shares

Where they may do so, the Malkin Family has elected to receive Class B shares.

Identical Treatment to Malkin Family and Private Entity Investors

This new structure provides the same election as was made available to the Malkin family and the investors in the private entities. All such entities approved the proposed consolidation. Under this new tax deferred OP Unit election, there is no cash election at the time of the IPO.

Class A Shares

Class A Shares would still be available as an option under the new structure. These shares would receive the same income distributions as OP Units and carry REIT voting rights. However, individuals selecting Class A Shares would be taxed on the full gain on their investment in the tax year in which the consolidation occurs and would not receive any cash proceeds at the time of the IPO (unless a tax-exempt charity).

[1]	Depending on which public entity you invested in, you would receive a different series of OP Unit. However, all OP Units will share the same economic features.

Those wanting liquidity would be eligible to sell half of their Class A Shares, Class B Shares and OP Units six months after the IPO and the remainder after twelve months.

To our knowledge and the knowledge of our advisors, the options we are presenting here have never been made available in any prior consolidation to form a REIT. The work we have done here is ground-breaking – and the result of our commitment to serve all investors, our conviction that this consolidation provides important benefits to our investors, and our recognition that far more investors than anticipated found the prior taxable Class A-only option difficult. We continue to believe that the proposed consolidation and IPO presents the best way forward for all investors.

Helmsley Estate Sale of its Interests

If the consolidation and IPO do not proceed, it is important for you to understand that the executors of the Estate of Leona Helmsley will be required to sell the Helmsley interests in Associates’ operating lessee. The Malkin Holdings group will retain its blocking interest in Associates’ operating lease, thereby creating the potential for stalemate in the operating lessee. Thus, the status quo is not an option.

We believe the combination of multiple properties in a publicly traded REIT will benefit all investors through diversification of assets for more consistent cash distributions, potential for growth through existing property performance and accretive acquisitions, greater access to capital markets, efficient portfolio planning and decision-making by experienced officers and employees, as well as regular quarterly dividends based on the performance of a variety of properties.

In addition, those seeking to sell their current interests would soon have the ability to realize a true market price from a liquid security, traded on a national securities exchange, which they could sell at any time of their choosing after the six and twelve month periods described above.

There are material risks and conflicts of interest associated with the consolidation. In addition, the preliminary filing of the Form S-4 includes a more detailed discussion of the tax consequences of the consolidation. You should carefully review the sections entitled “Risk Factors” and “Conflicts of Interest” in the preliminary Form S-4 which has been filed with the SEC.

There is no action you need to take until our Form S-4 is declared effective. We welcome the opportunity to answer questions you have. If you want to reach out to professionals who can answer your questions with firsthand knowledge of your investment and this proposed transaction, feel free to reach us through Ned H. Cohen at 212-850-2695 or ncohen@malkinholdings.com.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Each of the three public entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (the “Companies”) and their agents and supervisor, and each officer and director of them or of Empire State Realty Trust, Inc. (the “REIT”) may be deemed to be a participant in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Companies and the REIT are set forth, respectively, in each Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the REIT’s Registration Statement on Form S-4, which have been filed with the SEC

July 2, 2012

To Participants in 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C.

Dear Fellow Participants:

Since we embarked on a path toward the proposed consolidation of properties and initial public offering (“IPO”), we have heard widespread concern from investors that they could owe taxes and might have to sell a portion of their interests to pay their taxes based on the original structure developed by our experts. Over the past several months, however, we have been working diligently with our legal, tax, and capital markets advisors to see if there might an innovative approach to address this investor concern. We have pressed to find a practical tax deferral option that could be offered to investors in an SEC-registered public entity like yours.

We are pleased to inform you that we have developed a new structure that would give you the option to defer any tax that could be triggered by the proposed consolidation. The new structure is unique, never used before, and was conceived by the Malkin Holdings team and made possible through the work of our third-party legal and investment advisors. We are able to announce it now after having discussed the structure with both the New York Stock Exchange and NASDAQ, which has given us confidence that we will be able to implement the structure.

We are now filing this structure in full detail with the SEC. But we wanted to let you know as soon as we could that we have developed a plan that will enable you to receive the exact same tax treatment that private entity investors and the Malkin family would receive for their interests. Under this structure, you will have the option to elect either (a) currently taxable Class A Shares or (b) tax-deferred operating partnership units (“OP Units”). If you elect OP Units, as with the private investors and the Malkin family, you may also choose to elect a portion in Class B Shares which provide voting rights in the REIT with minimal tax effect.

Operating Partnership Units

OP Units would not be taxable at the time of the consolidation. Instead, as described in more detail in the new draft Form S-4, taxes would be payable on any gain only at the time of a future capital transaction such as your sale or exchange of the OP Units or a sale involving Associates’ property.

Each OP Unit will receive the same quarterly cash dividend as a Class A Share. OP Units issued to investors in the public entities - Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. – will also be listed on a national securities exchange.2 However, OP Units do not have a vote in the REIT, and there is no guarantee they would trade at the same price as Class A Shares. To protect against dissimilar pricing, holders of OP Units who want to sell may exchange their OP Units for an equal number of Class A Shares or equivalent cash at any time starting a year after the consolidation.

In order to achieve the listing of the OP Units, there will be a small percentage of each series of OP Units which may be sold by investors at the time of the offering. While receiving OP Units entitles investors to tax deferral, if you choose to sell any OP Unit, that would be a taxable event. Our next filing of the Form S-4 with the SEC will explain this option in more detail.

[2]	Depending on which public entity you invested in, you would receive a different series of OP Unit. However, all OP Units will share the same economic features.

Class B Shares

Because OP Units do not provide direct voting rights in the REIT, our new structure also permits you to have voting rights in the same way as was offered to the private entity investors and the Malkin family - by electing to receive one Class B Share for every 50 OP Units you would otherwise receive (thereby holding one Class B Share and 49 OP Units). These Class B Shares carry the same voting rights as 50 Class A Shares, meaning you would have the same voting rights as if you elected all Class A Shares.

Although Class B Shares are taxable, because you will receive one out of every 50 OP Units you would otherwise receive, you will only be taxed for 2% of your total consideration if you elect this option. However, if you prefer 100% tax deferral, you may elect to receive only OP Units.

In summary, if you elect Class B Shares, you will receive to the extent of your holdings:

•	One Class B Share

•	49 OP Units

•	The same economic and voting rights as if you had elected 100% taxable Class A Shares

•	Tax deferral on 98% of your investment

•	The same dividend as an OP Unit

•	The ability to redeem your Class B Shares and OP Units for Class A Shares

Where they may do so, the Malkin Family has elected to receive Class B shares.

Identical Treatment to Malkin Family and Private Entity Investors

This new structure provides the same election as was made available to the Malkin family and the investors in the private entities. All such entities approved the proposed consolidation. Under this new tax deferred OP Unit election, there is no cash election at the time of the IPO.

Class A Shares

Class A Shares would still be available as an option under the new structure. These shares would receive the same income distributions as OP Units and carry REIT voting rights. However, individuals selecting Class A Shares would be taxed on the full gain on their investment in the tax year in which the consolidation occurs and would not receive any cash proceeds at the time of the IPO (unless a tax-exempt charity).

Those wanting liquidity would be eligible to sell half of their Class A Shares, Class B Shares and OP Units six months after the IPO and the remainder after twelve months.

To our knowledge and the knowledge of our advisors, the options we are presenting here have never been made available in any prior consolidation to form a REIT. The work we have done here is ground-breaking – and the result of our commitment to serve all investors, our conviction that this consolidation provides important benefits to our investors, and our recognition that far more investors than anticipated found the prior taxable Class A-only option difficult. We continue to believe that the proposed consolidation and IPO presents the best way forward for all investors.

Helmsley Estate Sale of its Interests

If the consolidation and IPO do not proceed, it is important for you to understand that the executors of the Estate of Leona Helmsley will be required to sell the Helmsley interests in Associates’ operating lessee. Thus, the status quo is not an option.

We believe the combination of multiple properties in a publicly traded REIT will benefit all investors through diversification of assets for more consistent cash distributions, potential for growth through existing property performance and accretive acquisitions, greater access to capital markets, efficient portfolio planning and decision-making by experienced officers and employees, as well as regular quarterly dividends based on the performance of a variety of properties.

In addition, those seeking to sell their current interests would soon have the ability to realize a true market price from a liquid security, traded on a national securities exchange, which they could sell at any time of their choosing after the six and twelve month periods described above.

There are material risks and conflicts of interest associated with the consolidation. In addition, the preliminary filing of the Form S-4 includes a more detailed discussion of the tax consequences of the consolidation. You should carefully review the sections entitled “Risk Factors” and “Conflicts of Interest” in the preliminary Form S-4 which has been filed with the SEC.

There is no action you need to take until our Form S-4 is declared effective. We welcome the opportunity to answer questions you have. If you want to reach out to professionals who can answer your questions with firsthand knowledge of your investment and this proposed transaction, feel free to reach us through Ned H. Cohen at 212-850-2695 or ncohen@malkinholdings.com.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Each of the three public entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (the “Companies”) and their agents and supervisor, and each officer and director of them or of Empire State Realty Trust, Inc. (the “REIT”) may be deemed to be a participant in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Companies and the REIT are set forth, respectively, in each Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the REIT’s Registration Statement on Form S-4, which have been filed with the SEC.

We urge you to review such Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov.